UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF FINANCIAL RESULTS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 31, 2010

Attached is the registrant’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2010, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on February 7, 2011 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated February 4, 2011, a copy of which was furnished under cover of Form 6-K on February 4, 2011.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager Finance and Accounting Department

Date: February 7, 2011

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2010	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	¥911,062	¥818,194
Short-term investments	382,227	395,416
Notes and accounts receivable, trade	1,948,467	2,182,851
Allowance for doubtful accounts	(41,092)	(47,049)
Inventories (Note 2)	278,869	383,111
Prepaid expenses and other current assets	508,373	629,942
Deferred income taxes	257,793	231,567

Total current assets	4,245,699	4,594,032

Property, plant and equipment:
Telecommunications equipment	14,708,053	14,718,332
Telecommunications service lines	14,285,962	14,457,201
Buildings and structures	5,789,511	5,828,101
Machinery, vessels and tools	1,790,366	1,825,263
Land	1,122,797	1,132,220
Construction in progress	269,149	285,901

	37,965,838	38,247,018
Accumulated depreciation	(27,908,292)	(28,397,197)

Net property, plant and equipment	10,057,546	9,849,821

Investments and other assets:
Investments in affiliated companies	634,950	601,490
Marketable securities and other investments	301,270	289,737
Goodwill	499,830	806,479
Other intangibles	1,453,941	1,485,579
Other assets	916,884	890,915
Deferred income taxes	828,935	860,647

Total investments and other assets	4,635,810	4,934,847

Total assets	¥18,939,055	¥19,378,700

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2010	December 31, 2010
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥310,597	¥328,063
Current portion of long-term debt	781,323	1,094,845
Accounts payable, trade	1,301,944	1,141,224
Accrued payroll	442,295	361,605
Accrued interest	11,309	12,021
Accrued taxes on income	258,178	148,338
Accrued consumption tax	33,433	55,188
Advances received	152,619	189,609
Deposit received	85,377	110,374
Other	211,235	257,271

Total current liabilities	3,588,310	3,698,538

Long-term liabilities:
Long-term debt	3,376,669	3,292,729
Obligations under capital leases	41,032	33,637
Liabilities for employees’ retirement benefits	1,447,781	1,476,914
Other	714,384	773,086

Total long-term liabilities	5,579,866	5,576,366

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized – 6,192,920,900 shares Issued – 1,574,120,900 shares at March 31 and 1,448,659,067 shares at December 31, 2010	937,950	937,950
Additional paid-in capital (Note 3)	2,838,927	2,832,418
Retained earnings (Note 3)	5,406,726	5,104,313
Accumulated other comprehensive income (loss)	(189,606)	(222,532)
Treasury stock, at cost (Note 3) – 250,923,665 shares at March 31 and 125,511,297 shares at December 31, 2010	(1,205,844)	(603,096)

Total NTT shareholders’ equity	7,788,153	8,049,053

Noncontrolling interests	1,982,726	2,054,743

Total equity	9,770,879	10,103,796

Contingent liabilities (Note 10)

Total liabilities and equity	¥18,939,055	¥19,378,700

	Millions of yen
	March 31, 2010	December 31, 2010
Per share of common stock:

NTT shareholders’ equity	¥5,885.86	¥6,083.26

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2009	2010
Operating revenues:
Fixed voice related services	¥1,780,912	¥1,646,527
Mobile voice related services	1,642,412	1,557,603
IP/packet communications services	2,316,395	2,487,683
Sale of telecommunications equipment	447,335	424,198
System integration	849,851	882,721
Other	488,759	543,961

	7,525,664	7,542,693

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	1,777,554	1,788,769
Cost of equipment sold (exclusive of items shown separately below)	578,488	553,173
Cost of system integration (exclusive of items shown separately below)	542,130	567,032
Depreciation and amortization	1,500,533	1,457,744
Impairment loss	547	698
Selling, general and administrative expenses	2,178,325	2,109,960

	6,577,577	6,477,376

Operating income (loss)	948,087	1,065,317

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(42,392)	(40,380)
Interest income	18,565	16,109
Other, net	17,593	(9,525)

	(6,234)	(33,796)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	941,853	1,031,521

Income tax expense (benefit):
Current	406,002	397,712
Deferred	(31,857)	13,530

	374,145	411,242

Income (loss) before equity in earnings (losses) of affiliated companies	567,708	620,279
Equity in earnings (losses) of affiliated companies	8,962	5,430

Net income (loss)	576,670	625,709

Less – Net income attributable to noncontrolling interests	(157,672)	(167,375)

Net income (loss) attributable to NTT	¥418,998	¥458,334

Summary of total comprehensive income (loss):
Net income (loss)	¥576,670	¥625,709
Other comprehensive income (loss) (Note 3)	10,571	(43,906)
Comprehensive income (loss)	587,241	581,803
Less – Comprehensive income attributable to noncontrolling interests	(157,950)	(156,395)

Comprehensive income (loss) attributable to NTT	¥429,291	¥425,408

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,281,503	1,323,184,430
Net income (loss) attributable to NTT	¥316.64	¥346.39

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2009	2010
Operating revenues:
Fixed voice related services	¥586,478	¥544,840
Mobile voice related services	557,806	515,983
IP/packet communications services	780,441	840,163
Sale of telecommunications equipment	151,639	142,229
System integration	282,789	310,217
Other	168,403	190,194

	2,527,556	2,543,626

Operating expenses (Note 6):
Cost of services (exclusive of items shown separately below)	599,810	608,790
Cost of equipment sold (exclusive of items shown separately below)	191,171	186,242
Cost of system integration (exclusive of items shown separately below)	180,742	200,287
Depreciation and amortization	503,541	493,368
Impairment loss	47	354
Selling, general and administrative expenses	750,928	716,226

	2,226,239	2,205,267

Operating income (loss)	301,317	338,359

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(13,581)	(13,424)
Interest income	6,275	5,230
Other, net	4,252	(8,939)

	(3,054)	(17,133)

Income (loss) before income taxes and equity in earnings (losses) of affiliated companies	298,263	321,226

Income tax expense (benefit):
Current	114,992	123,497
Deferred	(612)	7,004

	114,380	130,501

Income (loss) before equity in earnings (losses) of affiliated companies	183,883	190,725
Equity in earnings (losses) of affiliated companies	4,244	4,577

Net income (loss)	188,127	195,302

Less – Net income attributable to noncontrolling interests	(51,373)	(52,204)

Net income (loss) attributable to NTT	¥136,754	¥143,098

Summary of total comprehensive income (loss):
Net income (loss)	¥188,127	¥195,302
Other comprehensive income (loss) (Note 3)	(32,935)	(3,010)
Comprehensive income (loss)	155,192	192,292
Less – Comprehensive income attributable to noncontrolling interests	(41,719)	(52,286)

Comprehensive income (loss) attributable to NTT	¥113,473	¥140,006

	Shares or yen
	2009	2010
Per share of common stock:
Weighted average number of shares outstanding	1,323,279,372	1,323,176,101
Net income (loss) attributable to NTT	¥103.34	¥108.15

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2009	2010

Cash flows from operating activities:
Net income (loss)	¥576,670	¥625,709
Adjustments to reconcile net income (loss) to net cash provided by operating activities -
Depreciation and amortization	1,500,533	1,457,744
Impairment loss	547	698
Deferred taxes	(31,857)	13,530
Loss on disposal of property, plant and equipment	67,614	56,157
Equity in (earnings) losses of affiliated companies	(8,962)	(5,430)
(Increase) decrease in notes and accounts receivable, trade	(49,583)	(83,079)
(Increase) decrease in inventories (Note 2)	(70,109)	(83,094)
(Increase) decrease in other current assets	(62,392)	(96,796)
Increase (decrease) in accounts payable, trade and accrued payroll	(272,670)	(197,255)
Increase (decrease) in accrued consumption tax	18,035	17,781
Increase (decrease) in accrued interest	457	670
Increase (decrease) in advances received	6,322	9,505
Increase (decrease) in accrued taxes on income	(138,259)	(116,232)
Increase (decrease) in other current liabilities	18,722	18,869
Increase (decrease) in liability for employees’ retirement benefits	64,576	26,058
Increase (decrease) in other long-term liabilities	92,589	54,905
Other	(60,252)	33,635

Net cash provided by (used in) operating activities	1,651,981	1,733,375

Cash flows from investing activities:
Payments for property, plant and equipment	(1,066,954)	(1,060,902)
Proceeds from sale of property, plant and equipment	20,362	10,602
Payments for purchase of non-current investments	(74,718)	(408,096)
Proceeds from sale and redemption of non-current investments	15,267	20,077
Payments for purchase of short-term investments	(154,742)	(761,140)
Proceeds from redemption of short-term investments	48,906	749,011
Acquisition of intangibles and other assets	(420,385)	(334,971)

Net cash provided by (used in) investing activities	¥(1,632,264)	¥(1,785,419)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NINE-MONTH PERIOD ENDED DECEMBER 31

	Millions of yen
	2009	2010

Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥428,147	¥549,503
Payments for settlement of long-term debt	(477,969)	(322,176)
Proceeds from issuance of short-term debt	2,805,169	2,073,959
Payments for settlement of short-term debt	(2,729,265)	(2,056,219)
Dividends paid (Note 3)	(152,177)	(158,783)
Proceeds from sale of (payments for acquisition of) treasury stock, net (Note 3)	(199)	(185)
Acquisition of treasury stocks by subsidiary (Note 3)	(20,177)	(9,550)
Other	(250,986)	(114,096)

Net cash provided by (used in) financing activities	(397,457)	(37,547)

Effect of exchange rate changes on cash and cash equivalents	(120)	(3,277)

Net increase (decrease) in cash and cash equivalents	(377,860)	(92,868)
Cash and cash equivalents at beginning of period	1,052,777	911,062

Cash and cash equivalents at end of period	¥674,917	¥818,194

Cash paid during the period for:
Interest	¥41,933	¥39,764
Income taxes, net	¥510,568	¥516,917

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and December 31, 2010, and the consolidated statements of income for the three and nine months ended December 31, 2009 and 2010 and cash flows for the nine months ended December 31, 2009 and 2010 of NTT and its subsidiaries (“NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Application of New Accounting Standards

Accounting for Transfers of Financial Assets

Effective April 1, 2010, NTT Group adopted Accounting Standards Update (“ASU”) 2009-16 “Accounting for Transfers of Financial Assets” issued by Financial Accounting Standards Board (“FASB”) in December 2009. This ASU eliminates the concept and associated guidance of a “qualifying special-purpose entity,” creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This ASU also provides for transfers that occurred before and after its effective date. The adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)

Effective April 1, 2010, NTT Group adopted ASU 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“VIE”)” issued by FASB in December 2009. This ASU prescribes the change in approach for determining VIE’s primary beneficiaries (the reporting entities that must consolidate the VIE) and requires companies to reassess more frequently whether they must consolidate VIE. The adoption of this ASU had an impact on the accounting for consolidated VIE, however, the adoption of this ASU did not have a material impact on the results of operations and financial position of NTT Group.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

Effective October 1, 2010, NTT Group adopted ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” issued by FASB in July 2010. This ASU requires enhanced disclosures regarding the nature of credit risks inherent in entities’ financing receivables, how credit risk is analyzed and assessed, and the reasons for the change in the allowance for credit losses. The disclosures as of the end of a reporting period are effective for the nine months ended December 31, 2010. The disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The adoption of this ASU does not have an impact on the results of operations and financial position of NTT Group. Details of disclosures are described in Note 9.

(2) Recent Pronouncements Not Yet Adopted

In October 2009, FASB issued ASU 2009-13 “Multiple-Deliverable Revenue Arrangements.” This ASU addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. This ASU eliminates the residual method of allocation and requires that arrangement consideration in multiple-deliverable arrangements be allocated to deliverables using the estimated selling price, if a vendor does not have vendor-specific objective evidence or third-party evidence of the selling price. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU on the results of operations and financial position of NTT Group.

In October 2009, FASB issued ASU 2009-14 “Certain Revenue Arrangements That Include Software Elements.” This ASU amends the accounting model for revenue arrangements that include both tangible products and software elements. This ASU also provides guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software, and further guidance on how to allocate arrangement consideration when an arrangement includes deliverables both included and excluded from the scope of the software revenue guidance. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. Management is currently evaluating the impact of the adoption of this ASU on the results of operations and financial position of NTT Group.

(3) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the nine months ended December 31, 2009 and 2010, there is no difference between basic EPS and diluted EPS.

2.	Inventories:

Inventories at March 31 and December 31, 2010 comprised the following:

	Millions of yen
	March 31, 2010	December 31, 2010

Telecommunications equipment to be sold and materials	¥151,075	¥185,749
Projects in progress	86,325	135,663
Supplies	41,469	61,699

Total	¥278,869	¥383,111

3.	Equity:

Outstanding shares and Treasury stock –

The changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2010 and for the nine months ended December 31, 2010 were as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2009	1,574,120,900	250,844,167
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	130,382
Resale of treasury stock to holders of less-than-one-unit shares	—	(50,884)

Balance at March 31, 2010	1,574,120,900	250,923,665

Acquisition of treasury stock through purchase of less-than-one-unit shares	—	86,686
Resale of treasury stock to holders of less-than-one-unit shares	—	(37,221)
Cancellation of treasury stock	(125,461,833)	(125,461,833)

Balance at December 31, 2010	1,448,659,067	125,511,297

On May 14, 2010, the board of directors adopted the basic policy on cancellation of treasury stock. Pursuant to this policy, all treasury stock owned by NTT as of March 31, 2010 (250,923,665 shares) will be cancelled over two fiscal years. One-half of the treasury stock will be cancelled during the 2010 calendar year and the remainder of the treasury stock will be cancelled during the fiscal year ending March 31, 2012.

On November 9, 2010, the board of directors resolved that NTT will cancel 125,461,833 shares held as treasury stock and on November 15, 2010, NTT cancelled these shares. As a result of this cancellation, “Additional paid-in capital” and “Retained earnings” decreased by ¥928 million and ¥601,964 million, respectively.

The shareholders’ meeting on June 24, 2010 did not resolve that NTT may acquire its common stock.

Dividend –

Cash dividends paid for the nine months ended December 31, 2010 were as follows:

Resolution	The shareholders’ meeting on June 24, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,392 million
Cash dividends per share	¥60
Date of record	March 31, 2010
Date of payment	June 25, 2010

Resolution	The board of directors’ meeting on November 9, 2010
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥79,391 million
Cash dividends per share	¥60
Date of record	September 30, 2010
Date of payment	December 13, 2010

Changes in equity –

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the nine months ended December 31, 2009 and 2010 were as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	¥7,298,110	¥1,847,520	¥9,145,630
Dividends paid to NTT Shareholders	(152,177)	—	(152,177)
Dividends paid to noncontrolling interests	—	(81,509)	(81,509)
Acquisition of treasury stock	(298)	—	(298)
Resale of treasury stock	99	—	99
Other equity transactions	(2,525)	10,431	7,906
Net income (loss)	418,998	157,672	576,670
Other comprehensive income (loss)	10,293	278	10,571
Unrealized gain (loss) on securities	5,494	1,488	6,982
Unrealized gain (loss) on derivative instruments	(1,740)	2	(1,738)
Foreign currency translation adjustments	(4,795)	(2,125)	(6,920)
Pension liability adjustments	11,334	913	12,247
Balance at December 31, 2009	¥7,572,500	¥1,934,392	¥9,506,892

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	¥7,788,153	¥1,982,726	¥9,770,879
Dividends paid to NTT Shareholders	(158,783)	—	(158,783)
Dividends paid to noncontrolling interests	—	(85,700)	(85,700)
Acquisition of treasury stock	(323)	—	(323)
Resale of treasury stock	138	—	138
Other equity transactions	(5,540)	1,322	(4,218)
Net income (loss)	458,334	167,375	625,709
Other comprehensive income (loss)	(32,926)	(10,980)	(43,906)
Unrealized gain (loss) on securities	(3,435)	(1,887)	(5,322)
Unrealized gain (loss) on derivative instruments	(1,114)	(9)	(1,123)
Foreign currency translation adjustments	(27,571)	(9,015)	(36,586)
Pension liability adjustments	(806)	(69)	(875)
Balance at December 31, 2010	¥8,049,053	¥2,054,743	¥10,103,796

4.	Fair value measurements:

The inputs to valuation techniques used to measure fair value of assets and liabilities are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 - Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and December 31, 2010 were as follows:

	Millions of yen
	March 31, 2010
	Fair value measurements using
	Total	Level 1 (*1)	Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥87,411	¥87,282	¥129	¥—
Foreign equity securities	109,858	109,858	—	—
Domestic debt securities	15,187	1,010	13,110	1,067
Foreign debt securities	2,846	102	2,744	—
Derivatives:
Forward exchange contracts	8	—	8	—
Interest rate swap agreements	3,342	—	3,342	—
Currency swap agreements	946	—	946	—

Liabilities
Derivatives:
Forward exchange contracts	196	—	196	—
Interest rate swap agreements	2,178	—	2,178	—
Currency swap agreements	4,385	—	4,385	—
Currency option agreements	¥1,552	¥—	¥1,552	¥—

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

	Millions of yen
	December 31, 2010
	Fair value measurements using
	Total	Level 1 (*1)		Level 2 (*2)	Level 3 (*3)
Assets
Available-for-sale securities:
Domestic equity securities	¥80,489		¥80,378	¥111		¥—
Foreign equity securities	102,672		102,672	—		—
Domestic debt securities	19,952		1,025	16,597		2,330
Foreign debt securities	7,076		8	7,068		—
Derivatives:
Forward exchange contracts	173			173
Interest rate swap agreements	2,088			2,088
Currency swap agreements	554			554
Liabilities
Derivatives:
Forward exchange contracts	680			680
Interest rate swap agreements	2,174			2,174
Currency swap agreements	15,768			15,768
Currency option agreements	¥2,301	¥		¥2,301	¥

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no significant transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 were immaterial.

Available-for-sale securities -

Available-for-sale securities comprised marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives -

Derivatives comprised forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets measured at fair value on a nonrecurring basis for the nine and three months ended December 31, 2009 were as follows. Assets and liabilities measured at fair value on a nonrecurring basis for the nine and three months ended December 31, 2010 were immaterial.

	Millions of yen
	For the nine months ended December 31, 2009
	Fair value measurements using				Losses (before tax)
	Total	Level *1	Level *2	Level *3
Assets
Real estate	¥16,456	—	—	¥16,456	¥4,776
Cost method investments	¥6,595	—	¥6,017	¥578	¥8,049

	Millions of yen
	For the three months ended December 31, 2009
	Fair value measurements using				Losses (before tax)
	Total	Level *1	Level *2	Level *3
Assets
Cost method investments	¥6,259	—	¥6,017	¥242	¥6,142

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

Real estate -

If a decline in value or an increase in estimated costs of completion of real estate held for resale included in inventories causes inventory cost to be unrecoverable, the real estate is written down by its fair value. In measuring fair value of such inventories, fair value is measured by using various evaluation models based on inputs that are unobservable in the market, such as a salable price based on a real-estate appraisal, which is classified as Level 3.

Real estate in the table above includes real estate transferred from inventories to property, plant and equipment as a result of a change in use after measuring fair value.

Cost method investments –

If a decline in value of cost method investments is evaluated as other than temporary, the investment is written down to its fair value. In measuring fair value of such investments, if active market prices for similar assets are available, fair value is measured by quoted prices for similar assets in active markets, which is classified as Level 2. If market prices for similar assets are not available, fair value is measured by using various evaluation models based on inputs that are unobservable in the market such as discounted cash flow projection, which is classified as Level 3.

5.	Business segment and geographic information:

The operating segments reported below are those for which segment-specific financial information is available. NTT Group’s management uses this financial information to make decisions on the allocation of management resources and to evaluate business performance. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment, and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services, and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services, and sales of telecommunications equipment.

The data communications business segment principally comprises revenues from system integration services.

The other business segment principally comprises operating revenues from such activities as building-maintenance, real estate rental, systems development, leasing, and research and development.

Business segments -

Sales and operating revenue:

	Millions of yen
For the nine months ended December 31	2009	2010

Regional communications business -
Customers	¥2,531,004	¥2,564,030
Intersegment	382,699	365,887

Total	2,913,703	2,929,917

Long distance and international communications business -
Customers	844,295	845,834
Intersegment	79,459	78,649

Total	923,754	924,483

Mobile communications business -
Customers	3,208,096	3,176,850
Intersegment	34,268	32,279

Total	3,242,364	3,209,129

Data communications business -
Customers	711,816	722,762
Intersegment	86,344	93,820

Total	798,160	816,582

Other -
Customers	230,453	233,217
Intersegment	558,474	548,949

Total	788,927	782,166
Elimination	(1,141,244)	(1,119,584)

Consolidated total	¥7,525,664	¥7,542,693

	Millions of yen
For the three months ended December 31	2009	2010

Regional communications business -
Customers	¥848,687	¥870,564
Intersegment	127,353	123,119

Total	976,040	993,683

Long distance and international communications business -
Customers	280,243	284,094
Intersegment	27,047	27,810

Total	307,290	311,904

Mobile communications business -
Customers	1,084,583	1,059,977
Intersegment	11,974	11,000

Total	1,096,557	1,070,977

Data communications business -
Customers	235,772	250,857
Intersegment	28,102	29,923

Total	263,874	280,780

Other -
Customers	78,271	78,134
Intersegment	185,310	190,743

Total	263,581	268,877
Elimination	(379,786)	(382,595)

Consolidated total	¥2,527,556	¥2,543,626

Segment profit or loss:

	Millions of yen
For the nine months ended December 31	2009	2010

Operating income (loss):
Regional communications business	¥81,741	131,599
Long distance and international communications business	76,238	66,121
Mobile communications business	698,306	754,156
Data communications business	52,991	48,160
Other	13,527	41,051

Total	922,803	1,041,087
Elimination	25,284	24,230

Consolidated operating income	¥948,087	¥1,065,317

	Millions of yen
For the three months ended December 31	2009	2010

Operating income (loss):
Regional communications business	¥31,043	¥45,810
Long distance and international communications business	25,002	24,136
Mobile communications business	215,981	225,584
Data communications business	16,118	21,592
Other	6,666	14,962

Total	294,810	332,084
Elimination	6,507	6,275

Consolidated operating income	¥301,317	¥338,359

Transfers between reportable businesses are made at arms-length prices. Operating income is sales and operating revenues less costs and operating expenses.

Geographic information is not presented due to immateriality of revenue attributable to customers and operations outside of Japan.

There have been no sales and operating revenue from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the nine months ended December 31, 2009 and 2010.

6.	Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the nine months ended December 31, 2009 and 2010 were ¥188,082 million and ¥186,291 million, respectively. Such amounts charged to income for the three months ended December 31, 2009 and 2010 were ¥65,799 million and ¥63,945 million, respectively.

7.	Subsidiary stock transactions:

For the fiscal year ended March 31, 2010, NTT DOCOMO, a subsidiary of NTT, repurchased a total of 154,065 shares for ¥20,000 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.2% to 66.4%. “Additional paid-in capital” decreased by ¥2,061 million in the consolidated balance sheet as of March 31, 2010 related to the repurchase transactions.

In December 2010, NTT DOCOMO repurchased a total of 22,155 shares for ¥3,169 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.4% to 66.5%. “Additional paid-in capital” increased by ¥353 million in the consolidated balance sheet as of December 31, 2010 related to the repurchase transactions. The repurchases of shares by NTT DOCOMO resulting in changes in NTT’s ownership interest in NTT DOCOMO have been accounted for as equity transactions with noncontrolling interests.

In January 2011, NTT DOCOMO repurchased a total of 115,986 shares for ¥16,831 million. As a result, NTT’s interest in NTT DOCOMO increased from 66.5% to 66.7%. NTT plans to record the resulting increase in interest as “Additional paid-in capital” in the consolidated balance sheet as of March 31, 2011.

8.	Financial instruments:

To manage the foreign exchange risk associated with overseas investments, NTT Group entered into forward exchange contracts and call option agreements for the nine months ended December 31, 2010. These derivatives are not designated as hedging instruments as they are intended for investments relating to business combinations. Details of the overseas investments mentioned above are described in Note 11.

Derivatives designated as hedging instruments are not disclosed, since the amounts are immaterial.

The notional principal amounts of the derivatives not designated as hedging instruments at March 31 and December 31, 2010 were as follows:

	Millions of yen
	March 31, 2010	December 31, 2010

Forward exchange contracts	¥8	¥17,927
Interest rate swap agreements	80,000	99,500
Currency swap agreements	293	—
Currency option agreements	19,889	18,925

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the nine months ended December 31, 2009 and 2010 were as follows:

		Millions of yen
For the nine months ended December 31	Consolidated statements of income item	2009	2010

Forward exchange contracts	Other, net	¥(1)	¥(4,259)
Interest rate swap agreements	Other, net	(457)	(32)
Currency swap agreements	Other, net	—	(14)
Currency option agreements	Other, net	(1,993)	(3,868)

Total		(2,451)	(8,173)

Changes in the fair value of the derivatives not designated as hedging instruments recorded in the consolidated statements of income for the three months ended December 31, 2009 and 2010 were as follows:

		Millions of yen
For the three months ended December 31	Consolidated statements of income item	2009	2010

Forward exchange contracts	Other, net	¥(142)	¥2,854
Interest rate swap agreements	Other, net	2	18
Currency option agreements	Other, net	396	3,042

Total		256	5,914

The fair value of derivatives not designated as hedging instruments and amounts recorded in the consolidated balance sheets at March 31 and December 31, 2010 were as follows. The fair value of derivative instruments is measured by inputs derived principally from observable market data provided by financial institutions.

	Millions of yen
	March 31, 2010	December 31, 2010
Assets
Forward exchange contracts
Prepaid expenses and other current assets	—	110
Interest rate swap agreements
Other assets	14	—
Currency swap agreements
Prepaid expenses and other current assets	14	—

Total	¥28	¥110

	Millions of yen
	March 31, 2010	December 31, 2010
Liabilities
Forward exchange contracts
Other (Current liabilities)	—	660
Other (Long-term liabilities)		2
Interest rate swap agreements
Other (Current liabilities)	186	152
Other (Long-term liabilities)	485	537
Currency option agreements
Other (Current liabilities)	168	81
Other (Long-term liabilities)	1,384	2,220

Total	¥2,223	¥3,652

9.	Financing receivables:

NTT Group has certain “Financing receivables” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable”, “Lease receivable”, “Loans receivable”, “Credit receivable” and “Others”.

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on the analysis of certain individual accounts.

Allowance for doubtful accounts and financing receivables at December 31, 2010 were as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at December 31, 2010	7,733	27,199	13,246	4,611	2	52,791
Collectively evaluated for impairment	5,333	15,130	6,314	4,611	2	31,390
Individually evaluated for impairment	2,400	12,069	6,932	—	—	21,401
Financing receivable:
Balance at December 31, 2010	361,840	449,027	91,541	195,678	781	1,098,867
Collectively evaluated for impairment	358,848	434,150	80,906	195,678	781	1,070,363
Individually evaluated for impairment	2,992	14,877	10,635	—	—	28,504

10.	Contingent liabilities:

Contingent liabilities at December 31, 2010 for loans guaranteed amounted to ¥12,718 million. At December 31, 2010, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

11.	Business combinations:

Dimension Data Holdings plc

On October 25, 2010, NTT completed its acquisition of 96.6% of the ordinary shares of Dimension Data Holdings plc (“Dimension Data”), an English public limited company based in the Republic of South Africa whose shares are traded on the London Stock Exchange and the Johannesburg Stock Exchange, by means of a recommended cash offer at ¥260,571 million. The acquisition process continued through October 25, 2010, and on December 13, 2010, NTT made Dimension Data its wholly-owned subsidiary after acquiring 3.4% of the ordinary shares of Dimension Data at ¥9,421 million. This acquisition is intended to increase competitiveness by integrating NTT’s strength in providing managed network services and data centers with Dimension Data’s strength in offering development, operation and maintenance of IT infrastructure. An acquisition-related cost of ¥2,024 million was recorded as “Selling, general and administrative expenses” in the consolidated statements of income for the nine months ended December 31, 2010. The acquisition of Dimension Data will be recorded in accordance with the acquisition method. However, as the initial accounting for the business combination has not been completed, the amounts for assets acquired of ¥237,689 million and liabilities assumed of ¥153,695 million as of the acquisition date are provisionally recorded in the consolidated balance sheets.

Keane International, Inc.

NTT DATA CORPORATION (“NTT DATA”), a subsidiary of NTT, entered into a cash merger agreement on October 29, 2010 with Keane International, Inc. (“Keane International”), a U.S. based company, and Citigroup Venture Capital International Technology Holdings, LLC as Keane International’s shareholder representative, pursuant to which Keane International merged with Knight Subsidiary Corporation (“Knight Corporation”), a consolidated subsidiary of NTT DATA, and became a wholly-owned subsidiary of NTT DATA. In this merger, Keane International is the surviving corporation. The shares of Knight Corporation that NTT DATA owns were converted into shares of Keane International, and the shares of Keane International owned by its other shareholders will be converted into rights to exchange those shares for cash. The merger was completed on December 31, 2010. The price of this acquisition was ¥95,342 million. This acquisition will enable NTT DATA to provide fully integrated IT services in the U.S. in addition to the strong global SAP service capabilities it has built to date. This acquisition will be recorded in accordance with the acquisition method. However, as the initial accounting for the business combination has not been completed, the amounts for assets acquired of ¥77,480 million and liabilities assumed of ¥57,011 million as of the acquisition date are provisionally recorded in the consolidated balance sheets.

12.	Subsequent events:

On December 10, 2010, the board of directors resolved that NTT may raise up to ¥190 billion by issuing bonds or incurring long-term borrowings during the period from January 1 to March 31, 2011. Based on this resolution, NTT issued bonds as follows:

Series 60 Nippon Telegraph and Telephone straight bonds

Date of payment	January 26, 2011

Issue amount	¥70 billion

Issue price	¥99.93 per ¥100

Interest rate	1.31%

Date of maturity	December 18, 2020

Use of proceeds	Appropriated as working capital due to the decrease in cash reserves resulting from NTT’s settlement of the cash offer for Dimension Data’s shares